

November 20, 2012

<u>Via E-mail</u>
Craig Jones
Vice President and CFO
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

> **Re: Electro Rent Corporation**
> **Form 10-K**
> **Filed August 13, 2012**
> **File No. 0-09061**
> **Response dated November 16, 2012**

Dear Mr. Jones:

We have reviewed your response letter dated November 16, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note the disclosures you intend to include in future filings in response to our comment in our letter dated November 6, 2012. Please provide a more robust explanation regarding how you determined you are responsible for fulfilling each customer's order (i.e., the primary obligor). Specifically, please explain what would occur if Agilent is unable to fulfill the customer's order (i.e., do you have the ability to sell the customer a similar product meeting the customer's specifications that is manufactured by another manufacturer). While we note your disclosure that Agilent is not a party to your customer sales agreements, please clarify whether the customer sales agreements specify that the customer is to receive a product manufactured by Agilent. To the extent that the products are customized for the customer, explain your role in developing the customized product. Please explain when during the sales process you take ownership of the product being sold to the customer and bear the risk of inventory loss.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief